

25003057

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

SEC Mail Processing MAR 27 2025 Washington, DC

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING **01/01/24** AND ENDING **12/31/24**

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **GTS Execution Services LLC**

TYPE OF REGISTRANT (check all applicable boxes):

☑ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

545 Madison Avenue, 16th Fl

(No. and Street)

New York	NY	10022
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Sean Martell	212-521-5141	smartell@gtses.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Crowe LLP

(Name – if individual, state last, first, and middle name)

485 Lexington Avenue, Floor 11	New York	NY	10017
(Address)	(City)	(State)	(Zip Code)

September 24, 2003	173
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Sean Martell _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of GTS Execution Services LLC _____, as of 12/31 _____, 2 024 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: _____

Title:
Chief Financial Officer

_____
Notary Public

KATHERINE PERALTA
Notary Public, State of New Jersey
My Commission Expires May 15, 2028

This filing contains (check all applicable boxes):**
- ☑ (a) Statement of financial condition.
- ☑ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

GTS EXECUTION SERVICES LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2024



Crowe LLP
Independent Member Crowe Global

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Manager and Member of GTS Execution Services LLC
New York, New York

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of GTS Execution Services LLC (the "Company") as of December 31, 2024, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Crowe LLP

Crowe LLP

We have served as the Company's auditor since 2020.

New York, New York
March 26, 2025

GTS EXECUTION SERVICES LLC
STATEMENT OF FINANCIAL CONDITION
December 31, 2024

ASSETS

Cash	$	182,652
Receivable from broker		6,147,582
Accounts receivable		210,457
Other assets		12,101
TOTAL ASSETS	$	6,552,792

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES		
Accrued expenses and other liabilities	$	265,394
Accrued compensation		162,610
Due to related parties		73,118
TOTAL LIABILITIES		501,122
MEMBER'S EQUITY		6,051,670
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	6,552,792

The accompanying notes are an integral part of these financial statements.

NOTE 1 – ORGANIZATION AND NATURE OF BUSINESS

GTS Execution Services LLC (the "Company") was organized in the state of Delaware as a limited liability company and is wholly owned by GTS Equity Partners LLC (the "Parent"). As a registered broker-dealer with the SEC, the Company is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company also maintains a membership with the New York Stock Exchange ("NYSE").

The Company does not carry accounts for customers or perform custodial functions related to securities. As an introducing broker, the Company introduces its customer's trading accounts on a fully disclosed basis to the Company's clearing broker (the "Clearing Broker"). The Clearing Broker, operating pursuant to its respective clearing agreement, handles the clearing and settlement aspects of the Company's trading operations.

The Company conducts three types of business: (1) as an exchange member engaged in floor activities, (2) as an exchange member that is engaged in exchange commission business in other than floor activities, and (3) as a non-exchange member arranging for transactions in listed securities by an exchange member.

The Company's policy is to continuously monitor its exposure to counter-party risk through the use of a variety of control procedures.

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates

The Company maintains its books and records on an accrual basis in accordance with accounting principles generally accepted in the United States of America ("GAAP"), which requires management to make estimates and assumptions in determining the reported amounts of assets and liabilities at the date of the financial statements. Actual results could differ from these estimates.

Cash

The Company maintains its cash in financial institutions which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes it is not subject to any significant credit risk on its cash.

Current Expected Credit Losses

The Company accounts for estimated credit losses on financial assets measured at an amortized cost basis in accordance with FASB ASC 326-20, *Financial Instruments – Credit Losses*. FASB ASC 326-20 requires the Company to estimate expected credit losses over the life of its financial assets as of the reporting date based on relevant information about past events, current conditions, and reasonable and supportable forecasts.

The Company's receivable from broker is cash deposits held at the Clearing Broker. The Company has not experienced any losses in such accounts and believes it is not subject to any significant credit risk on its cash. The Company continually reviews the credit quality of the Clearing Broker.

The Company's accounts receivable is commission receivable from clients. The Company has experienced immaterial write offs associated with receivables on such accounts however believes it is not subject to any significant credit risk. Historical credit loss experience provides the basis for the estimation of expected credit losses on accounts receivable. There is no allowance as management believes all amounts are fully collectible. The Company continually reviews the credit quality of its clients.

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES (continued)

New Accounting Pronouncement

In July 2023, the FASB issued ASU 2023-07, *Segment Reporting* (Topic 280): Improvements to Reportable Segment Disclosures, which requires all public entities, including those with a single reportable segment, to disclose additional information about a reportable segment's expenses in interim and annual periods, among other requirements. The new guidance does not change how a public entity identifies its operating segments, aggregates those operating segments, or applies the quantitative thresholds to determine its reportable segments.

The Company adopted Topic 280 in January 2024 as required for public entities, including non-public registered broker-dealers for fiscal years beginning after December 15, 2023. The adoption of FASB ASU 2023-07 did not have a material impact on the Company's financial statements or schedules.

The Company is engaged in a single line of business as a securities broker-dealer, which is comprised of earning commissions for executing trades on behalf of its clients. The Company has identified its CEO and COO as the chief operating decision makers ("CODM"), who chiefly uses net income to evaluate the results of the business and to manage the Company. Additionally, the CODM uses excess net capital (see Note 7), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or make distributions. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies.

NOTE 3 – INCOME TAXES

The Company has made a Check the Box election to be treated as a corporation for U.S. tax purposes effective January 1, 2023, and is subject to federal, state, and local income taxes. The Company files annual corporate tax returns in the following state and local tax jurisdictions: Minnesota, New York State, New York City, and Wisconsin. Deferred tax assets and liabilities are the expected future tax amounts for the temporary differences between carrying amounts and tax bases of assets and liabilities, computed using enacted tax rates. A valuation allowance, if needed, reduces deferred tax assets to the amount expected to be realized. There were no temporary differences in the current year between carrying amounts and tax bases of assets and liabilities.

A tax position is recognized as a benefit only if it is "more likely than not" that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the "more likely than not" test, no tax benefit is recorded. The Company may be subject to interest and/or penalties if it takes uncertain tax positions that do not meet the "more likely than not" test.

There are no deferred tax assets or liabilities as of December 31, 2024. Management has analyzed the Company's tax positions taken on income tax returns for all open tax years. There are no unrecognized tax benefits at December 31, 2024, and the Company has concluded that it does not have any uncertain tax positions. The earliest tax year subject to examination by tax jurisdiction is 2023.

NOTE 4 – RULE 15C3-3

The Company claims exemptive provisions of Rule 15c3-3 under paragraph (k)(2)(ii) in that the Company clears all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer, and who promptly transmits all customer funds and securities to the clearing broker or dealer. The Company has other business activities exempt from the provisions of Rule 15c3-3 because these other business activities are limited to a floor broker business in which the Company is engaged in floor activities and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3).

NOTE 5 – RELATED PARTY TRANSACTIONS

The Company has a service agreement with Strike Technologies LLC ("Strike") for a variety of services used in the Company's operations as prescribed in the agreement. Under this agreement, Strike, an affiliated company, provides infrastructure technology and software development and support to the Company.

Additionally, certain payroll withholdings are paid by Strike on behalf of the employees. At December 31, 2024, the Company had approximately $2,061 payable and is part of due to related parties on the statement of financial condition.

The Company also has multiple license agreements with GTS Group US LLC ("GTS Group US"). Under these agreements, GTS Group US, an affiliated company, provides office space to the Company.

The Company has an expense sharing agreement and reimbursement agreement with GTS Securities LLC ("GTSS"), an affiliated broker-dealer under common control. Through this agreement, the two broker-dealers reimburse each other for personnel costs shared between the two broker-dealers. As of December 31, 2024, approximately $6,963 remains payable and is included in due to related party on the statement of financial condition.

For trades that clear through the Company's clearing broker, GTSS acts as an executing broker for the Company. As such, the Company is charged a fee for trades in which GTSS acts as the executing broker. As of December 31, 2024, approximately $68,059 remains payable and is part of due to related parties on the statement of financial condition.

Additionally, the Company charges GTSS commission for certain trades done for the benefit of the GTSS. As of December 31, 2024, the Company had $3,693 receivable and is included as an offset to due to related parties on the statement of financial condition.

The Company acts as an introducing broker for a related party, Partners LTAF, LLC ("LTAF"). As part of this arrangement, LTAF pays a fee to the Company for introducing LTAF to the executing broker. At December 31, 2024, approximately $2,422 is receivable and is included in receivable from broker on the statement of financial condition.

NOTE 6 – RECEIVABLE FROM BROKER

As of December 31, 2024, receivable from broker of $6,147,582 primarily represents amounts due to the Company for cash held by the Clearing Broker and cash held as collateral as a good faith deposit. Amounts receivable from the Clearing Broker may be restricted to the extent that any balance is held as a good faith deposit. At December 31, 2024, the Receivable from broker and was substantially in cash. At December 31, 2024, the Company had a good faith deposit at the Clearing Broker of $1,500,000. The Company has not experienced any losses in such accounts and believes it is not subject to any significant credit risk on its cash. The Company continually reviews the credit quality of the Clearing Broker.

NOTE 7 – NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's Net Capital Rule 15c3-1 (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Per the Rule, the Company is required to maintain a minimum net capital as the greater of five thousand dollars or six and two-thirds percent of aggregate indebtedness. At December 31, 2024, the Company had net capital of $6,067,377, which exceeded the minimum requirement of $23,408 by $6,043,969. The Company's ratio of aggregate indebtedness to net capital was .06 to 1 as of December 31, 2024.

NOTE 8 – COMMITMENTS AND CONTINGENCIES

In the normal course of its business, the Company indemnifies certain service providers, such as its Clearing Broker, against specified potential losses in connection with providing services to the Company. The maximum potential amount of future payments relating to these that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and, as of December 31, 2024, has not recorded any contingent liability in the financial statements for these indemnifications.

The securities industry is subject to extensive regulation under federal, state and applicable international laws. The Company is also subject to periodic regulatory examinations and inspections. If the Company were to experience compliance or trading problems that were reported to regulators, such as the SEC or FINRA by dissatisfied customers or others, such problems may be investigated by such regulators, and may, if pursued, result in formal claims being filed against the Company by customers or disciplinary action being taken against the Company or its employees by regulators. Any such claims or disciplinary actions that are decided against the Company could have a material impact on the financial results of the Company.